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                               March 4, 2021

       Mark W. Smith
       Chief Financial Officer
       Helmerich & Payne, Inc.
       1437 South Boulder Avenue, Suite 1400
       Tulsa , Oklahoma 74119

                                                        Re: Helmerich & Payne,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Filed November 20,
2020
                                                            File No. 001-04221

       Dear Mr. Smith:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2020

       General

   1.                                                   We note that your forum
selection provision in your amended and restated by-
                                                        laws identifies the
Court of Chancery of the State of Delaware as the exclusive forum for certain litigation,
including any    derivative action;    provided, however, that, in the
                                                        event that the Court of
Chancery of the State of Delaware lacks subject matter
                                                        jurisdiction over any
such action or proceeding, the sole and exclusive forum for
                                                        such action or
proceeding shall be another state or federal court located within the State of
                                                        Delaware. Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. If so, please also state that there is uncertainty as to whether a court would
enforce such provision. If the provision applies to Securities Act claims, please also
state that investors cannot waive compliance with the federal securities laws and the rules and
regulations thereunder. In that regard, we note that Section 22 of the Securities Act
creates concurrent jurisdiction for federal and state courts over all suits
 Mark W. Smith
Helmerich & Payne, Inc.
March 4, 2021
Page 2
         brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities
         Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



FirstName LastNameMark W. Smith                                Sincerely,
Comapany NameHelmerich & Payne, Inc.
                                                               Division of
Corporation Finance
March 4, 2021 Page 2                                           Office of Energy
& Transportation
FirstName LastName